[Simpson Thacher & Bartlett Letterhead]

July 25, 2012

VIA EDGAR TRANSMISSION

Ms. Amanda Ravitz

Mr. Tom Jones Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Tyco Flow Control International Ltd.

Amendment No. 3 to Registration

Statement on Form S-1

File No. 33-181253

Dear Ms. Ravitz:

On behalf of Tyco Flow Control International Ltd. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-1 (the “Registration Statement”), marked to show changes from the Registration Statement as filed on May 8, 2012 and subsequently amended on July 18, 2012. The Registration Statement has been revised, to (i) update financial information through Pentair, Inc.’s fiscal quarter ended June 30, 2012, (ii) include certain exhibits and update the Exhibit Index accordingly, and (iii) update other information as appropriate.

In connection with this letter and the filing of Amendment No. 3, we are sending to the Staff, by overnight courier, five courtesy copies of Amendment No. 3 marked to show changes from the Registration Statement as filed on May 8, 2012 and subsequently amended on July 18, 2012, and three clean courtesy copies of Amendment No. 3.

We thank you for your assistance in this matter. Please do not hesitate to call me at (212) 455-3188 with any questions or further comments you may have regarding the Preliminary Proxy Statement.

Very truly yours,

/s/ Alan Klein, Esq.

Alan Klein, Esq.